

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

November 8, 2024

Howard Doss
Chief Financial Officer
PowerUp Acquisition Corp.
188 Grand Street Unit #195
New York , New York 10013

      Re: PowerUp Acquisition Corp.
            Form 10-K for Fiscal Year Ended December 31, 2023
            File No. 001-41293

Dear Howard Doss:

      We have completed our review of your filings. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      Sincerely,

      Division of Corporation Finance
      Office of Life Sciences